N E W S R E L E A S E

April 24, 2016

Nevsun Resources and Reservoir Minerals Combine and Consolidate Timok Copper Project Ownership

Transaction Highlights

  Strategic US$1.1 billion combination creates a diversified mid-tier base metals company
  Transaction consolidates a 100% ownership of the high grade upper zone of the Timok Copper Project
  Timok development is underpinned by Nevsun’s strong balance sheet and operating cash flow
  Combined company has significant exploration exposure in two prolific mining districts
  Significant benefits to both Nevsun and Reservoir shareholders

Vancouver, British Columbia – Nevsun Resources Ltd. (“Nevsun”) (TSX: NSU) (NYSE MKT: NSU) and Reservoir Minerals Inc. (“Reservoir”) (TSX Venture: RMC) today announced that they have entered into a definitive agreement to combine their respective companies. The combination creates a diversified mid-tier base metals company with a cash producing operating asset in Bisha, a high grade open pit copper-zinc mine, and 100% ownership in the upper zone of the Timok Copper Project in Serbia (“Upper Zone”), a high grade copper and gold development project.   The combined company will be well funded with Nevsun’s existing strong balance sheet and operating cash flow and positioned to deliver value via Nevsun’s highly successful development team.

Under the terms of the arrangement agreement announced today, Nevsun has agreed to acquire all of the outstanding common shares,  and restricted share units of Reservoir on the basis of two (2) common shares and $0.001 in cash for each Reservoir common share pursuant to a Plan of Arrangement under the British Columbia Business Corporations Act for a total value of approximately US$365 million. Based on the closing price of Nevsun common shares on April 22, 2016, the consideration represents a premium of 35% to Reservoir’s 20-day volume weighted average price (VWAP). The transaction will allow both Reservoir and Nevsun shareholders to participate in the ongoing cash flow generation of the Bisha mine, the growth potential of the Timok Copper Project, and significant exploration potential at both Bisha and Timok.  Upon completion of the arrangement, current Nevsun shareholders will own approximately 67% of the combined company and current Reservoir shareholders will own the remaining 33%.

Concurrently, the two companies have also entered into a funding transaction comprised of a private placement for 19.99% of Reservoir’s outstanding common shares and a loan transaction. Nevsun has subscribed for 12,174,928 common shares of Reservoir at a price of C$9.40 per share, for a total subscription price of CAD$114,444,323 (US$90,296,571), increasing Reservoir’s total shares outstanding to 60,905,093, and provided an unsecured cash loan of US$44,703,429 to Reservoir.  The combined funding transaction provides US$135,000,000 in financing to enable Global Reservoir Mineral (BVI) Inc. (“Global Reservoir”), a wholly owned subsidiary of Reservoir to exercise its right of first offer (“ROFO”) in respect of its joint venture with Freeport

International Holdings (BVI) Inc. (“Freeport”) in the Timok Copper Project. Upon Global Reservoir closing the exercise of the ROFO, Global Reservoir will have a 100% interest in the Upper Zone and a 60.4% interest in the lower zone of the Timok Copper Project (“Lower Zone”) under two joint venture agreements with Freeport and will become the operator of the project. Freeport may increase its ownership in the Lower Zone to 54% under the terms of the original Timok JV agreement, with Global Reservoir holding the remaining 46%. Upon completion of the combination, Global Reservoir will be a wholly owned subsidiary of the combined company.

“This transaction diversifies Nevsun’s asset base, putting our cash balance to work in a strategic and high return investment that will deliver significant value to our shareholders,” said Mr. Cliff Davis, Nevsun’s President and Chief Executive Officer. “The Upper Zone, with its high grade copper-gold resource and nearby infrastructure in a mining friendly jurisdiction, adds significant growth to Nevsun. With ongoing cash flow generation from our Bisha mine, we have the financial strength and proven technical ability to move the Timok project forward in a timely manner. We look forward to working with all stakeholders and Timok’s highly capable partner in bringing the project into production.”

“This is an excellent outcome for Reservoir and its shareholders, delivering premium value, and most importantly will expedite the development of the Timok Copper-Gold Project to the benefit of all stakeholders,” said Dr. Simon Ingram, Reservoir’s President and Chief Executive Officer. “Reservoir’s Board of Directors determined that this transaction is the best funding alternative for our shareholders to fund the Timok ROFO.  Nevsun is a proven mine developer with the technical experience and strong balance sheet to enable Timok development. Reservoir shareholders retain exposure to the development potential of Timok and also gain exposure to the operating Bisha mine’s cash flow and additional exploration potential.  The combined company will be in a strong position to efficiently advance the Timok project to production.”

Benefits to Reservoir Shareholders

  Expedited Development of Timok.  The Timok Project will be expedited to production for the benefit of all stakeholders.

  Premium value. Based on the closing price of Nevsun common shares on April 22, 2016, the consideration represents a premium of 124% over the trading price of Reservoir shares on March 2, 2016, the day prior to receiving notification of the ROFO and a 35% premium to the 20 day VWAP.

  Increases long-term exposure in Timok. Through Nevsun’s funding of Global Reservoir’s ROFO, Global Reservoir will have a 100% stake and operatorship of the Upper Zone.

  Strong balance sheet and cash generation to fund Timok’s growth potential. The transaction offers shareholders exposure to cash generated from the Bisha mine, a high grade mine which generated US$120 million of operating cash flow in 2015, and pro-forma US$300 million in cash to fund development.

  Strong operating team to advance the Timok project.  Nevsun’s management team has demonstrated the ability to develop and bring a mining project into production on time and under budget.   Nevsun has invested over US$430 million in a three-phase development of the Bisha mine, all on-time and under budget.

  Increased capital market profile. Nevsun’s shares are liquid with a strong institutional shareholder base. Completion of the arrangement should result in further increases in trading liquidity and a broader depth of major institutional shareholders.

Benefits to Nevsun Shareholders

  On strategy for diversification. The transaction delivers on the company’s stated goal to diversify geographically through a strategic transaction.

  Attractive deployment of capital. The transaction puts Nevsun’s cash balance and ongoing cash flow generation capacity to use in an attractive development project with a high projected return.

  High quality asset. The Upper Zone, a high grade copper-gold development project, is in a historic mining jurisdiction with excellent local and regional infrastructure.

  Increased growth potential. The Upper Zone significantly increases Nevsun’s growth profile.  In addition, the Lower Zone, a joint venture with Freeport, represents further upside in the potential large-tonnage porphyry style mineralization.

  Strategic partner. The combined company forms a strategic long-term partnership with Freeport, a leading copper and gold producer.

About the Timok Project Joint Venture

The Timok project represents four exploration permits in the highly prospective Timok Magmatic Complex in eastern Serbia, near the world class Bor and Majdenpek mines. The Timok project centres on the Cukaru Peki deposit, which includes the Upper Zone (characterized by massive and semi-massive sulphide mineralization) and the Lower Zone (characterized by porphyry-style mineralization). Refer to Reservoir’s April 19, 2016 news release announcing the results of the Preliminary Economic Assessment on the Timok JV Project and Cukaru Peki deposit. The Timok project is a joint venture with Freeport governed by a joint venture shareholders agreement.

Freeport is currently the Timok Project operator and is fully funding the project. Following exercise of the ROFO, Global Reservoir will be appointed the operator until completion of the combination and until the occurrence of certain events, will advance the development of both the Upper Zone and the Lower Zone in accordance with approved budgets and work programs. Global Reservoir will have the sole right to propose budgets and work programs relating to the Upper Zone and for certain agreed Lower Zone work, and Freeport will have the sole right to propose budgets and work programs relating to the Lower Zone, subject to specified exceptions. Until the delivery of a feasibility study, Global Reservoir will fund 100% of the Upper Zone development costs, as well as US$20 million of agreed Lower Zone work. Global Reservoir and Freeport will fund 28% and 72% of all other Lower Zone development costs, respectively.

Additional Transaction Details

The directors and management of both Nevsun and Reservoir have entered into agreements pursuant to which they have committed to vote their respective common shares, in favour of the arrangement. In addition, Nevsun, following completion of its subscription for Reservoir common shares will own 19.99% of Reservoir’s outstanding common shares.

Major shareholders of Nevsun have expressed support for the transaction.

The arrangement has been unanimously approved by the Boards of Directors of both Reservoir and Nevsun.

The Boards of both Nevsun and Reservoir have received fairness opinions from independent financial advisors, and recommend their respective shareholders vote in favour of the arrangement.

The implementation of the arrangement is subject to certain customary closing conditions, including the approval of two-thirds of the votes cast by Reservoir’s common shareholders and option holders at a special meeting, approval by a majority of votes cast by Nevsun shareholders at a special meeting, approval of the TSX Venture Exchange, the Toronto Stock Exchange and the New York Stock Exchange and court approval. Completion of the arrangement is also conditional on the successful exercise by Global Reservoir of its ROFO in respect of the original Timok joint venture agreement.

Post closing, the Nevsun Board will include two directors from Reservoir. The arrangement is expected to close late in the second quarter of 2016.

The terms and conditions of the arrangement will be disclosed in a further detail in an information circular to be mailed to Reservoir shareholders in advance of the special meeting of Reservoir common shareholders to approve the arrangement. A copy of the arrangement agreement, the information circular and related documents will be filed with the Canadian securities regulatory authorities and will be available under Reservoir’s profile at www.sedar.com.

Advisors

Scotia Capital Inc. is acting as financial advisor to Nevsun and has provided a fairness opinion to the board of directors of Nevsun that the arrangement is fair from a financial point of view to Nevsun shareholders. Stikeman Elliott LLP is acting as legal advisor to Nevsun and Gibson, Dunn & Crutcher LLP is advising Nevsun with respect to U.S. securities matters. Canaccord Genuity and Natural Resources Global Capital Partners are acting as financial advisor to Reservoir and Canaccord Genuity has provided a fairness opinion to the board of directors of Reservoir that the arrangement is fair from a financial point of view to Reservoir shareholders. Blake, Cassels & Graydon LLP is acting as legal advisor to Reservoir.

Conference Call

Nevsun and Reservoir will hold an investment community conference call and webcast April 25, 2016 at 6:00 a.m. Vancouver / 9:00 a.m. Toronto, New York / 2:00 p.m. London. Conference call details are as follows:

North America: 1 888-231-8191 / 1 866-865-3087 / 1 647 427-7450
UK: 0800 051-7107 (toll free)
Other International: +1 647 427-7450
Conference ID: 99383803
To Access Webcast:
http://event.on24.com/r.htm?e=1181319&s=1&k=44AC7C99A26A06D9D46D8A84DDC37B5B

Please call/log-in 10 to 15 minutes before the conference call starts.

A presentation accompanying the conference call will be available from the Nevsun (www.nevsun.com) and Reservoir (www.reservoirminerals.com) websites.

The conference call will be available for replay until June 30, 2016, by calling 1 855-859-2056 / +1 778-371-8506 and entering passcode 99383803.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has over 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with over US$400 million in cash, no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

About Reservoir Minerals Inc.

Reservoir Minerals Inc. is an international mineral exploration and development company run by an experienced technical and management team, with a portfolio of precious and base metal exploration properties in Europe and Africa. The Company operates an exploration partnership business model to leverage its expertise through to discovery.

Forward-Looking Statements

This news release contains forward-looking statements and/or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Nevsun’s and Reservoir’s current beliefs, plans and expectations about the future including but not limited to the arrangement and related transactions, Nevsun’s commercial production, Bisha’s future production of copper and related cash flows, and development of the Timok project and related costs.  These statements are by their very nature inherently uncertain. The actual achievements of the combined company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) the conditions to completion of the arrangement will not be satisfied, including approval by Reservoir's and Nevsun’s shareholders, court approval and successful exercise by Reservoir of the ROFO; (ii) an event, change or other circumstance that could give rise to the termination of the arrangement agreement will occur; (iii) the retention of employees and other personnel will be adversely affected by uncertainty surrounding the arrangement; (iv) the companies will be unable to successfully integrate their operations following completion of the arrangement; (v) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (vi) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (vii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (viii) operations will be disrupted due to equipment or power failures, uncertainties in the copper minerology, metallurgical recoveries or concentrate grades, or other or other events; (ix) Nevsun is subjected to any hostile takeover or other unsolicited attempts to acquire control of Nevsun; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Nevsun’s Annual Information Form for the fiscal year ended December 31, 2015, which is incorporated herein by reference.  Nevsun’s and Reservoir’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and neither Nevsun nor Reservoir assume any obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on Nevsun’s or Reservoir’s forward-looking statements and the forward-looking information presented here.

Further information concerning risks and uncertainties associated with these forward-looking statements and Nevsun’s business can be found in Nevsun’s  Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website (www.nevsun.com), filed under Nevsun’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F. Further information concerning risks and uncertainties associated with the forward-looking statements related to Reservoir and its business can be found in Reservoir’s Management Discussion and Analysis for the year ended November 30, 2015, which is available on the Company’s website (www.reservoirminerals.com) and filed under Reservoir’s profile on SEDAR (www.sedar.com).

Neither TSX Exchange, TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Additional Information

This announcement is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any securities.  Nevsun expects that the securities to be offered in the arrangement will be issued in a transaction exempt from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) pursuant to Section 3(a)(10) of the U.S. Securities Act.

For further information, Reservoir shareholders should contact:

Nevsun Resources Ltd.
Scott A. Trebilcock
Chief Development Officer
Tel +1 604 623-4700
Email strebilcock@nevsun.com

Media Inquiries:
Longview Communications
Trevor Zeck
Tel +1 604 694-6037
Email tzeck@longviewcomms.ca

Reservoir Minerals Inc. Chris MacIntyre VP, Corporate Development Tel +1 416 346-7660 email chris@reservoirminerals.com